FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F        ☒        Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes        ☐        No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       ]

FINAL RESULTS OF THE FINAL EXERCISE OF THE TITLES REPRESENTING SHARE OWNERSHIP RIGHTS (WARRANTS) [27.12.2017]

Further to the announcement of NATIONAL BANK OF GREECE S.A. (hereinafter “the Bank”) dated 15.12.2017 regarding the ninth (9th) and final exercise process of the Titles Representing Share Ownership rights (hereinafter the “Warrants”), the Bank announces that following the settlement of participation orders including the fractional shares, 2,538 Warrants in total on shares issued by the Bank and owned by the Hellenic Financial Stability Fund (HFSF) have been exercised. The exercised Warrants correspond to 1,391 common shares, i.e. to 0.00002% of the total share capital, increasing commensurately the Bank’s free float. The total consideration paid by the Warrant holders to the HFSF amounts to EUR 112,803.57.

It is noted that 27.12.2017 was the final date for the exercise of Warrants and, in accordance with the provisions of Law 3864/2010 and Cabinet Act 43/2015, which amended Cabinet Act 38/2012, the Warrants which were not exercised until that date automatically expired and were cancelled by the HFSF on 29.12.2017.

Number of Warrants to be canceled	245,743,123
Number of other common shares owned by the HFSF	3,694,687,756
Number of common shares owned by Private Investors	5,452,463,771
Total number of common shares	9,147,151,527

Athens, December 29th, 2017

All data and information herein are provided solely for the purposes of information and compliance with legal obligations of National Bank of Greece and do not, in any way, constitute provision of investment advice or invitation for investment in the above mentioned securities.

Certain of the information contained herein regarding the warrants is based on the current legislative framework which may change in the future. National Bank of Greece does not assume any liability for any changes in the legislative framework governing the Warrants.

This release is not an offer of securities for sale in any state where such an offer or invitation is not permitted by the applicable legal and regulatory framework.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: December 29th, 2017
Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: December 29th, 2017
Director, Financial Division